May 20, 2025

Carmine Stengone
Chief Executive Officer
Contineum Therapeutics, Inc.
3565 General Atomics Court, Suite 200
San Diego, CA 92121

       Re: Contineum Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 14, 2025
           File No. 333-287275
Dear Carmine Stengone:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey C. Thacker, Esq.